Exhibit 99.1

Houlihan Lokey

Project Williwaw

AD HOC GROUP PROPOSAL

JUNE 21, 2018 | DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE

Ad Hoc Group Proposal Transaction Summary US$ in mm Sources Uses Equity Rights Offering New First Lien Debt New Second Lien Debt $500.0 700.0 300.0 RCF Repayment SSCF Repayment Est. First Lien Financing Fees(1) Cash to the Balance Sheet $475.0 661.5 24.5 339.0 Current and Pro Forma Capital Structure (4) (1) (2) (3) (4) Fees are subject to negotiation and change; inclusive of Arrangement Fee, Commitment Fee, and Lender Fees. Assumes 350 bps on $700mm 1L Initial market indications are inside this pricing Face amount of debt claims as of 9/30/17 per Company filings; $151mm cash estimate as of 9/30/18 per Company estimate Includes $24mm of backstop fees paid in kind DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 2 Senior Secured Credit Facility Commercial Tranche GIEK Tranche Revolving Credit Facility New First Lien Debt New Second Lien Debt Interest Face Transaction Adjustments Pro Forma Amount Out. Rate Maturity Amount Out(3) 661.5 L + 3.75% May-19 330.7 L + 1.50% Nov-26 330.7 L + 3.75% Jun-18 475.0 [9.00%] 2023+ - [PIK Toggle, 15.00% PIK; 13.00% Cash](2) [2024]+ - (661.5) (330.7) (330.7) (475.0) 700.0 324.0 - - - - 700.0 324.0 Subtotal $1,136.5 7.25% Senior Secured Notes 7.25% Dec-17 439.4 Term Loan B L + 3.50% Jun-18 718.1 5.375% Senior Secured Notes 5.375% Jun-20 750.0 ($112.5) (439.4) (718.1) (750.0) $1,024.0 - - - Total Ad-Hoc Group $1,907.5 ($1,907.5) - Total Debt $3,044.0 ($2,020.0) $1,024.0 Cash 151.0 339.0 490.0 Total Net Debt $2,893.0 ($2,359.0) $534.0 Total Uses$1,500.0 Total Sources$1,500.0 The Ad Hoc Group has support for a plan featuring $1.5 billion of new capital, including (i) $700 million of New First Lien Debt, (ii) $300 million of New Second Lien PIK Debt, and (iii) a $500 million of Equity Rights Offering. The Ad Hoc Group has received a draft commitment letter from Credit Suisse for the debt financing components. In addition, the Ad Hoc Group will fully backstop the $800 million of junior capital ($500 million in equity and $300 million on New Second Lien PIK Debt, if Credit Suisse cannot place it)

Ad Hoc Group Claim Treatment Proposal Class of Claims Amount Treatment $475.0mm DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 3 RCF Claims  Recovery in full, in cash  Unimpaired, not entitled to vote SSCF Claims $661.5mm ($330.7mm Recovery in full, in cash commercial + $330.7mm GIEK) Unimpaired, not entitled to vote Ad Hoc Group Claims (2017s, 2020s, TLB) 2017s: $453.7mm 100% of pre-Rights Offering, pre-MIP New Equity 2020s: $768.1mm Right to invest in the Equity Rights Offering TLB: $724.9mm Current Shareholders N/A Extinguished

Ad Hoc Group Proposal
Term Sheets

New First Lien Debt[1]	**Borrower**	▪ Pacific Drilling S.A. ("PDSA") or other borrower with PDSA as Guarantor and other subsidiary guarantors TBD
	Size	▪ $700 million
	Collateral	▪ First lien on all seven drillships
	Maturity	▪ At least 5 years
	Interest Rate	▪ [9.00%] with flex as set forth in Fee Letter
	Amortization	▪ None

New Second Lien Debt	**Borrower**	▪ Pacific Drilling S.A. ("PDSA") or other borrower with PDSA as Guarantor and other subsidiary guarantors TBD
	Size	▪ $300 million
	Collateral	▪ Second lien on all seven drillships
	Maturity	▪ At least 6 years
	Interest Rate	▪ PIK-Toggle, [15.00%] PIK[2], [13.00%] cash
	Amortization	▪ None
	Backstop	▪ Fully backstopped by members of the Ad Hoc Group in the event Credit Suisse does not raise the full amount
	Backstop Fee	▪ 8% to be paid in kind

Financing Fees	**Fees**	▪ Fees estimated to be ~[350]bps all-in on 1L ▪ If CS can place the 2L debt (indicating that the rate would be lower than the backstopped rate of 15% as shown above), arrangement fee as set forth in the Fee Letter
	Work Fee	▪ None

(1) Based on draft commitment letter from CS
(2) Initial market indications are inside this pricing

DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE

HOULIHAN LOKEY | 4

Ad Hoc Group Proposal Term Sheets (cont.) Contingent equity commitment removed; $500 million of equity to be fully-committed and funded day 1 DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 5 Equity Rights Offering Size  $500 million Subscription Price  $170 million per rig; ~44% discount to assumed $2.25 billion plan enterprise value Participation  Available to all holders of TLB, 2017 Notes, and 2020 Notes, net of Directed Allocation Directed Allocation  30% of the Equity Rights Offering to be reserved for members of the Ad Hoc Group Backstop  Fully backstopped by members of the Ad Hoc Group Backstop Fee  8% paid in equity Corporate Governance  Owners of pro-forma equity to nominate board of directors

Key Benefits of Ad Hoc Group Proposal Company to fund its business plan (1) All references to QP Proposal herein refer to QP Group / SSCF Proposal dated June 7, 2018 DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 6 Highest Recovery for 2017s / 2020s / TLB  Recoveries under the AHG Proposal are materially higher than under the QP Proposal(1)  Cash out provided under the QP Proposal limits recovery relative to AHG Proposal  Investment rights to all equitizing creditors are more valuable in AHG Proposal than the QP Proposal  No value leakage to out-of-the-money equity or other non-2017s/2020s/TLB investors Sustainable Deleveraged Capital Structure  Significant deleveraging under plan, with net debt reduced by ~$2.4 billion, including consensually equitizing $1.9bn of AHG claims, resulting in just $534 million of net debt at emergence  Provides substantial liquidity with pro forma cash of $490 million at emergence to ensure significant runway for the  Plan is supported by $1.5 billion of fully-committed new capital (subject to final CS documentation) Confirmable and Feasible  No cram down risk on unsecured claims; QP Proposal provides zero equity to converting claims, absent deploying new capital  No cram up risk on secured claims (e.g., value of the collateral)  Sufficient forecasted liquidity and leverage levels  Minimizes material litigation risk as AHG Proposal has support from key creditor groups; QP Proposal would result in costly litigation, valuation fights, and other potential actions against the Debtors-in-Possession Creditor Support  All creditor groups have expressed support and/or are receiving repayment in cash, in full  AHG creditors have not given support to any alternative plans The Ad Hoc Group (“AHG”) Proposal presents the fastest, most certain pathway out of Chapter 11 while providing superior recoveries to creditors

Proposal Recoveries Comparison Non-AHG Bondholders Recovery (Full Participation in Rights Offering) $ in mm Value Leakage to QP / Others DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 7 $370 No Value Leakage to Outside Parties QP Proposal AHG Proposal Value Leakage to Quantum Pacific / Others (at Enterprise Value of $2,250mm) 39% 48% QP Proposal AHG Proposal Recoveries to Non-AHG Bondholders (at Enterprise Value of $2,250mm) Recoveries to Non-AHG bondholders are materially greater in the Ad Hoc Proposal vs. the QP Proposal, and the Ad Hoc Proposal does not transfer costly value leakage to outside parties

Pro Forma Liquidity 1,400.0 1,200.0 1,000.0 800.0 600.0 400.0 200.0 - DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 8 4Q25 3Q25 2Q25 1Q25 4Q24 3Q24 2Q24 1Q24 4Q23 3Q23 2Q23 1Q23 4Q22 3Q22 2Q22 1Q22 4Q21 3Q21 2Q21 1Q21 4Q20 3Q20 2Q20 1Q20 4Q19 3Q19 2Q19 1Q19 4Q18 3Q18 AHG Proposal AHG Proposal: Minimum Cash of $255mm The Ad Hoc Group proposal includes $500mm of equity funding which provides significant cushion and liquidity support under the Company’s Business Plan Base Case AHG Proposal

CORPORATE FINANCE FINANCIAL ADVISORY SERVICES FINANCIAL RESTRUCTURING STRATEGIC CONSULTING HL.com DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 9